Exhibit 99.4

Fact Sheet

Revenue Growth- Q2 24

	Reported	CC
QoQ growth (%)	2.2%	2.3%
YoY growth (%)	3.6%	2.5%

Revenues by Business Segments

(in %)

Particulars	Quarter ended			YoY Growth
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022	Reported	CC
Financial services	27.5	28.1	30.5	(6.8)	(7.3)
Retail	15.2	14.5	14.2	10.7	9.2
Communication	11.4	11.7	12.3	(3.8)	(4.3)
Energy, Utilities, Resources & Services	12.7	12.9	12.3	6.7	5.1
Manufacturing	14.3	14.1	12.8	15.9	12.6
Hi-Tech	7.8	8.1	8.2	(0.4)	(0.6)
Life Sciences	7.8	7.2	6.7	20.7	18.4
Others	3.3	3.4	3.0	12.8	15.3
Total	100.0	100.0	100.0	3.6	2.5

Revenues by Client Geography

(in %)

Particulars	Quarter ended			YoY Growth
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022	Reported	CC
North America	61.1	60.8	62.5	1.2	1.0
Europe	26.5	26.8	24.7	10.9	5.4
Rest of the world	9.6	9.7	9.9	1.2	3.9
India	2.8	2.7	2.9	0.4	2.6
Total	100.0	100.0	100.0	3.6	2.5

Client Data

Particulars	Quarter ended
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022
Number of Clients
Active	1,884	1,883	1,779
Added during the period (gross)	100	99	103
Number of Million dollar clients*
1 Million dollar +	951	940	895
10 Million dollar +	312	312	281
50 Million dollar +	80	79	77
100 Million dollar +	39	38	39
Client contribution to revenues
Top 5 clients	13.3%	13.4%	12.6%
Top 10 clients	19.9%	20.4%	20.2%
Top 25 clients	34.1%	34.6%	35.3%
Days Sales Outstanding*	67	63	65

*	LTM (Last twelve months) Revenues

Effort and Utilization - Consolidated IT Services

(in %)

Particulars	Quarter ended
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022
Effort
Onsite	24.6	24.7	24.4
Offshore	75.4	75.3	75.6
Utilization
Including trainees	80.4	78.9	76.6
Excluding trainees	81.8	81.1	83.6

Employee Metrics

(Nos.)

Particulars	Quarter ended
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022
Total employees	3,28,764	3,36,294	3,45,218
S/W professionals	3,10,375	3,17,611	3,28,146
Sales & Support	18,389	18,683	17,072
Voluntary Attrition % (LTM - IT Services)	14.6%	17.3%	27.1%
% of Women Employees	39.4%	39.5%	39.3%

Cash Flow

In US $ million

Particulars	Quarter ended
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022
Free cash flow (1)	670	699	589
Consolidated cash and investments (2)	4,170	3,593 (3)	4,785

In crore

Particulars	Quarter ended
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022
Free cash flow (1)	5,536	5,749	4,752
Consolidated cash and investments (2)	34,635	29,469 (3)	38,921

(1)	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)
(2)	Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares, unquoted compulsorily convertible debentures and others (Non-IFRS measure)
(3)	Cash balances excludes earmarked bank balances for dividend - $885 Mn ( 7,262 Crores). Payment date for the dividend was Jul 3, 2023.

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Sep 30, 2023	Sep 30, 2022	Growth % Q2 24 over Q2 23	Jun 30, 2023	Growth % Q2 24 over Q1 24
Revenues	4,718	4,555	3.6	4,617	2.2
Cost of sales	3,271	3,170	3.2	3,211	1.9
Gross Profit	1,447	1,385	4.5	1,406	2.9
Operating Expenses:
Selling and marketing expenses	213	185	15.1	217	(1.8)
Administrative expenses	234	221	5.9	228	2.6
Total Operating Expenses	447	406	10.1	445	0.4
Operating Profit	1,000	979	2.2	961	4.1
Operating Margin %	21.2	21.5	(0.3)	20.8	0.4
Other Income, net(1)	60	65	(7.7)	57	5.3
Profit before income taxes	1,060	1,044	1.5	1,018	4.1
Income tax expense	309	295	4.7	294	5.1
Net Profit (before minority interest)	751	749	0.3	724	3.8
Net Profit (after minority interest)	751	748	0.3	724	3.7
Basic EPS ($)	0.18	0.18	1.7	0.17	3.7
Diluted EPS ($)	0.18	0.18	1.7	0.17	3.7
Dividend Per Share ($)(2)	0.22	0.20	9.1	-	-

Consolidated statement of Comprehensive Income for six months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Sep 30, 2023	Sep 30, 2022	Growth %
Revenues	9,334	8,999	3.7
Cost of sales	6,481	6,315	2.6
Gross Profit	2,853	2,684	6.3
Operating Expenses:
Selling and marketing expenses	429	378	13.5
Administrative expenses	463	439	5.5
Total Operating Expenses	892	817	9.2
Operating Profit	1,961	1,867	5.0
Operating Margin %	21.0	20.7	0.3
Other Income, net(1)	117	145	(19.3)
Profit before income taxes	2,078	2,012	3.3
Income tax expense	603	574	5.1
Net Profit (before minority interest)	1,475	1,438	2.6
Net Profit (after minority interest)	1,475	1,437	2.6
Basic EPS ($)	0.36	0.34	4.0
Diluted EPS ($)	0.36	0.34	4.0
Dividend Per Share ($)(2)	0.22	0.20	9.1

(1)	Other income is net of Finance Cost
(2)	USD/INR exchange rate of 82.50 considered for Q2’24

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Sep 30, 2023	Sep 30, 2022	Growth % Q2 24 over Q2 23	Jun 30, 2023	Growth % Q2 24 over Q1 24
Revenues	38,994	36,538	6.7	37,933	2.8
Cost of sales	27,031	25,412	6.4	26,382	2.5
Gross Profit	11,963	11,126	7.5	11,551	3.6
Operating Expenses:
Selling and marketing expenses	1,754	1,486	18.0	1,783	(1.6)
Administrative expenses	1,935	1,767	9.5	1,877	3.1
Total Operating Expenses	3,689	3,253	13.4	3,660	0.8
Operating Profit	8,274	7,873	5.1	7,891	4.8
Operating Margin %	21.2	21.5	(0.3)	20.8	0.4
Other Income, net(1)	494	518	(4.6)	471	4.9
Profit before income taxes	8,768	8,391	4.5	8,362	4.9
Income tax expense	2,553	2,365	7.9	2,417	5.6
Net Profit (before minority interest)	6,215	6,026	3.1	5,945	4.5
Net Profit (after minority interest)	6,212	6,021	3.2	5,945	4.5
Basic EPS ()	15.01	14.35	4.6	14.37	4.5
Diluted EPS ()	14.99	14.34	4.6	14.35	4.5
Dividend Per Share ()	18.00	16.50	9.1	–	–

Consolidated statement of Comprehensive Income for six months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Sep 30, 2023	Sep 30, 2022	Growth %
Revenues	76,927	71,008	8.3
Cost of sales	53,412	49,781	7.3
Gross Profit	23,515	21,227	10.8
Operating Expenses:
Selling and marketing expenses	3,538	2,979	18.8
Administrative expenses	3,812	3,462	10.1
Total Operating Expenses	7,350	6,441	14.1
Operating Profit	16,165	14,786	9.3
Operating Margin %	21.0	20.8	0.2
Other Income, net(1)	965	1,139	(15.3)
Profit before income taxes	17,130	15,925	7.6
Income tax expense	4,970	4,537	9.5
Net Profit (before minority interest)	12,160	11,388	6.8
Net Profit (after minority interest)	12,157	11,381	6.8
Basic EPS ()	29.38	27.13	8.3
Diluted EPS ()	29.34	27.10	8.3
Dividend Per Share ()	18.00	16.50	9.1

(1)	Other income is net of Finance Cost

As the quarter and six months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarter might not always add up to the six months ended figures reported in this statement.